--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                               AMENDMENT NO. 3 TO

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                        GULF INDONESIA RESOURCES LIMITED
                       (Name of Subject Company (issuer))
                             ---------------------
                        CONOCO CANADA RESOURCES LIMITED
                                  CONOCO INC.
                      (Names of Filing Persons (offerors))
                             ---------------------
                        GULF INDONESIA RESOURCES LIMITED
        (Name of Filing Person (subject company in a 13E-3 transaction))
                             ---------------------
                                 COMMON SHARES
                         (Title of Class of Securities)

                                   402284103
                     (CUSIP Number of Class of Securities)
                             ---------------------
                                 WAYNE C. BYERS
                                 SENIOR COUNSEL
                                  CONOCO INC.
                          600 NORTH DAIRY ASHFORD ROAD
                               HOUSTON, TX 77079
                                 (281) 293-1000
          (Name, Address and Telephone Numbers of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)

                                WITH A COPY TO:

                               RICHARD HALL, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 474-1000
                             ---------------------
                                 June 12, 2002
                             ---------------------
                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                 TRANSACTION VALUATION(1)                                    AMOUNT OF FILING FEE(1)(2)
------------------------------------------------------------------------------------------------------------------------
                     U.S.$349,648,182                                                U.S.$32,168
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding common shares of Gulf Indonesia Resources Limited, par value U.S.$0.01 (the "Shares"), not beneficially owned by Conoco Canada Resources Limited, at a purchase price of U.S.$13.25 per Share, net to the seller in cash. As of June 4, 2002, there were 26,388,542 Shares outstanding on a fully diluted basis not beneficially owned by Conoco Canada Resources Limited.
(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission (the "SEC") on January 16, 2002. Such fee is U.S.$92 per U.S.$1,000,000 of the transaction value.
 [ ] Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                                   Form or Registration No.: N/A
Filing Party: N/A                                             Date Filed: N/A

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [X] third-party tender offer subject to Rule 14d-1.           [ ] issuer tender offer subject to Rule 13e-4.
 [X] going-private transaction subject to Rule 13e-3.          [X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP No. 402284103

---------------------------------------------------------------------------------------------------------------
    1      Names of Reporting Persons
           Identification Nos. of Above Persons (entities only)
           CONOCO INC.
           IRS# 51-0370352
           CONOCO CANADA RESOURCES LIMITED
           IRS# 98-0086499
---------------------------------------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
    4      Source of Funds (See Instructions)
           BK, OO
---------------------------------------------------------------------------------------------------------------
    5      Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)      [ ]
---------------------------------------------------------------------------------------------------------------
           Citizenship or Place of Organization
    6      CONOCO INC. -- DELAWARE
           CONOCO CANADA RESOURCES LIMITED -- NOVA SCOTIA
---------------------------------------------------------------------------------------------------------------

              Number of                          Sole Voting Power
               Shares                     7      0
            Beneficially               --------------------------------------------------------------
            Owned by Each                        Shared Voting Power
                                          8
              Reporting                          63,650,000
             Person with               --------------------------------------------------------------
                                                 Sole Dispositive Power
                                          9
                                                 0
                                       --------------------------------------------------------------
                                                 Shared Dispositive Power
                                         10
                                                 63,650,000
-----------------------------------------------------------------------------------------------------

           Aggregate Amount Beneficially Owned by Each Reporting Person
   11      63,650,000
-----------------------------------------------------------------------
           Check Box if the Aggregate Amount in Row (11) Excludes
   12      Certain Shares (See Instructions)    [ ]
-----------------------------------------------------------------------
           Percent of Class Represented
           by Amount in Row (11)
   13      72.3%
-----------------------------------------------------------------------
           Type of Reporting Person (See Instructions)
   14      CO
-----------------------------------------------------------------------

                             ---------------------

     This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Conoco Inc., a Delaware corporation ("Conoco") and Conoco Canada Resources Limited, a Nova Scotia corporation ("Conoco Canada") and a wholly owned subsidiary of Conoco. This Schedule TO includes the Schedule 13E-3 Transaction Statement of Conoco, Conoco Canada and Gulf Indonesia Resources Limited, a New Brunswick corporation ("Gulf Indonesia"), in respect of the Offer (as defined below). This Schedule TO also constitutes Amendment Number 3 to the Statement on
Schedule 13D of Conoco and Conoco Canada filed with the SEC on July 26, 2001, as amended on May 28, 2002 and on June 10, 2002 (the "Schedule 13D").

     This Schedule TO relates to the offer by Conoco Canada to purchase all the outstanding common shares, par value U.S.$0.01 per share (the "Shares"), of Gulf Indonesia not owned by Conoco Canada, at a purchase price of U.S.$13.25 per Share, net to the seller in cash, without interest thereon. The Offer is subject to the terms and conditions set forth in Conoco Canada's Offer to Purchase dated June 12, 2002 (the "Offer to Purchase") and the related Letter of Transmittal ("Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(C), respectively. The Offer to Purchase and Letter of Transmittal, as each may be amended or supplemented from time to time, constitute the "Offer".

     The information set forth in the Offer to Purchase and the Letter of Transmittal, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, a Tender Offer Statement on Schedule TO, all items of information required by the Schedule 13E-3 Transaction Statement to be included in, or covered by, this Schedule TO and all items of information required to be included in, or covered by, an amendment to the Schedule 13D as a result of the Offer.

ITEM 12.  EXHIBITS

(a)(1)(A)   Offer to Purchase dated June 12, 2002.
(a)(1)(B)   Solicitation/Recommendation Statement on Schedule 14D-9 of
            Gulf Indonesia, dated June 12, 2002 (the "Recommendation
            Statement").
(a)(1)(C)   Letter of Transmittal.
(a)(1)(D)   Notice of Guaranteed Delivery.
(a)(1)(E)   Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and other Nominees.
(a)(1)(F)   Form of Letter to Clients for use by Brokers, Dealers,
            Commercial Banks, Trust Companies and other Nominees.
(a)(1)(G)   Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
(a)(1)(H) Press release issued by Conoco Canada, dated June 12, 2002, announcing the commencement of the Offer.
(a)(1)(I) Letter to stockholders of Gulf Indonesia from the Chairman of the Board of Gulf Indonesia.
(a)(1)(J)   Summary Advertisement published on June 12, 2002.
(a)(1)(K) Gulf Indonesia's Annual Report on Form 40-F for the year ended December 31, 2001.
(a)(1)(L) Gulf Indonesia's Annual Report on Form 40-F for the year ended December 31, 2000.
(b)         None.
(c)(1)      Valuation and Fairness Opinion of RBC Dominion Securities
            Inc. dated June 6, 2002 (included as Annex A of the
            Recommendation Statement filed herewith as Exhibit
            (a)(1)(B)).
(c)(2)      Presentation of J.P. Morgan Securities Inc. and Merrill
            Lynch & Co. to the management of Conoco and Conoco Canada dated May 23, 2002.
(c)(3)      Presentation of J.P. Morgan Securities Inc. and Merrill
            Lynch & Co. to the management of Conoco and Conoco Canada dated May 16, 2002.
(c)(4) Presentation of J.P. Morgan Securities Inc. to the management of Conoco and Conoco Canada dated March, 2002.
(d) Support Agreement dated as of June 7, 2002 by and among Conoco, Conoco Canada and Gulf Indonesia.
(f) Applicable Canadian statutory provisions concerning appraisal and dissent rights.
(g)         None.
(h)         None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SCHEDULE TO, SCHEDULE 13D/A and
                                          SCHEDULE 13E-3

                                          CONOCO INC.

                                          by /s/ ROBERT E. MCKEE
                                            ------------------------------------
                                          Name: Robert E. McKee, III
                                          Title:   Executive Vice President,
                                                   Exploration Production

                                          CONOCO CANADA RESOURCES LIMITED

                                          by /s/ HENRY W. SYKES
                                            ------------------------------------
                                          Name: Henry W. Sykes
                                          Title:   President

                                          SCHEDULE 13E-3

                                          GULF INDONESIA RESOURCES LIMITED

                                          by /s/ ROBERT H. ALLEN
                                            ------------------------------------
                                          Name: Robert H. Allen
                                          Title:   Chairman of the Board

Dated: June 12, 2002

                               INDEX TO EXHIBITS

                            EXHIBIT NUMBER/DOCUMENT

 EXHIBIT
 NUMBER                             DESCRIPTION
 -------                            -----------
(a)(1)(A)   Offer to Purchase dated June 12, 2002.
(a)(1)(B)   Solicitation/Recommendation Statement on Schedule 14D-9 of
            Gulf Indonesia, dated June 12, 2002 (the "Recommendation
            Statement").
(a)(1)(C)   Letter of Transmittal.
(a)(1)(D)   Notice of Guaranteed Delivery.
(a)(1)(E)   Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and other Nominees.
(a)(1)(F)   Form of Letter to Clients for use by Brokers, Dealers,
            Commercial Banks, Trust Companies and other Nominees.
(a)(1)(G)   Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
(a)(1)(H)   Press release issued by Conoco Canada, dated June 12, 2002, announcing the commencement of the Offer.
(a)(1)(I)   Letter to stockholders of Gulf Indonesia from the Chairman of the Board of Gulf Indonesia.
(a)(1)(J)   Summary Advertisement published on June 12, 2002.
(a)(1)(K)   Gulf Indonesia's Annual Report on Form 40-F for the year
            ended December 31, 2001.
(a)(1)(L)   Gulf Indonesia's Annual Report on Form 40-F for the year
            ended December 31, 2000.
(b)         None.
(c)(1)      Valuation and Fairness Opinion of RBC Dominion Securities
            Inc. dated June 6, 2002 (included as Annex A of the
            Recommendation Statement filed herewith as Exhibit
            (a)(1)(B)).
(c)(2)      Presentation of J.P. Morgan Securities Inc. and Merrill
            Lynch & Co. to the management of Conoco and Conoco Canada
            dated May 23, 2002.
(c)(3)      Presentation of J.P. Morgan Securities Inc. and Merrill
            Lynch & Co. to the management of Conoco and Conoco Canada
            dated May 16, 2002.
(c)(4)      Presentation of J.P. Morgan Securities Inc. to the
            management of Conoco and Conoco Canada dated March, 2002.
(d)         Support Agreement dated as of June 7, 2002 by and among
            Conoco, Conoco Canada and Gulf Indonesia.
(f)         Applicable Canadian statutory provisions concerning
            appraisal and dissent rights.
(g)         None.
(h)         None.